                            [LOGO CANADA NEWSWIRE]

                  Give your message. We'll give you the world.

     News release via Canada NewsWire, Toronto 416-863-9350

                                                                 [CERTICOM LOGO]


Attention Business Editors:

Certicom Corp. Announces Two-for-One Stock Split

     HAYWARD, CA, June 14 /CNW/ - Certicom Corp. (Nasdaq: CERT and TSE: CIC), a leading provider of mobile e-commerce security, today announced that its Board of Directors has approved a two-for-one stock split of its outstanding common shares. Pursuant to the stock split, each stockholder of record at the close of business on July 5th, 2000 will be entitled to receive one additional share for each common share held at the close of business on that date. Shares resulting from the split will be distributed by the corporation's transfer agent on or before July 12th, 2000.

     At a special meeting of shareholders held on April 27, 2000, the Corporation's stockholders approved a two-for-one stock split at any time prior to the next Annual Shareholders' meeting.

     As of May 31, 2000, there were approximately 12.8 million common shares of Certicom Corp. outstanding, which will increase to approximately 25.6 million shares following the stock split.

     About Certicom

     Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m-commerce. Major computing and communications companies such as Palm Inc., BellSouth Wireless Data, Motorola, Pitney Bowes, and QUALCOMM incorporate Certicom's technologies into electronic commerce software, wireless messaging applications, and smart cards. Certicom is a leading source for a complete range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com.

     Certicom is a registered trademark of Certicom Corporation.

     Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the acceptance of mobile and wireless devices and the continued growth of e-commerce and m-commerce (mobile e-commerce), the increase of the demand for mutual authentication in m-commerce transactions, the acceptance of Elliptic Curve Cryptography (ECC) technology as an industry standard, the market acceptance of our principle products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of third parties, and costs of product development. Certicom will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including Certicom's Registration Statement on Form F-10.



-30-

For further information: Corporate Contact Information: Certicom Corporation Inc., Starla Ackley, Investor Relations Manager, (510) 780-5400, sackley@certicom.com; Financial Communications Contact: Lippert/Heilshorn & Associates, Inc., Lillian Armstrong, (415) 433-3777, lillian@lhai-sf.com